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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


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                                  SCHEDULE 13G

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                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. ____)*



                                 VOXWARE, INC.
                               ----------------
                               (Name of Issuer)



                         COMMON STOCK, $.001 PAR VALUE
                        ------------------------------
                        (Title of Class of Securities)



                                  92906L 10 5
                                --------------
                                (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                Page 1 of 6 Pages

CUSIP No. 92906L 10 5            13G            PAGE  2  OF  6 PAGES
          -----------                                ---    ---

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        J. Gerard Aguilar
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                             (a) / /
                                                             (b) / /
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 3  SEC USE ONLY

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 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States citizen
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                  5     SOLE VOTING POWER
   NUMBER OF

    SHARES              1,502,500
                 ------------------------------------------------------
 BENEFICIALLY     6     SHARED VOTING POWER

   OWNED BY
                        0
     EACH        ------------------------------------------------------

   REPORTING      7     SOLE DISPOSITIVE POWER

    PERSON              1,502,500
                 ------------------------------------------------------
     WITH         8     SHARED DISPOSITIVE POWER

                        0
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 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,502,500 Shares
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           / /
    CERTAIN SHARES (SEE INSTRUCTIONS)

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (SEE INSTRUCTIONS)


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12  TYPE OF REPORTING PERSON*

       IN
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                                Page 2 of 6 Pages

Item 1(a)     Name of Issuer:

              Voxware, Inc. (the "Company")

Item 1(b)     Address of Issuer's Principal Executive Offices:

              305 College Road East
              Princeton, New Jersey  08540

Item 2(a)     Name of Person Filing:

              This Statement is filed by J. Gerard Aguilar. Mr. Aguilar is sometimes referred to as the "Reporting Person."

Item 2(b) Address of Principal Business Office, or if none, Residence:

              The address of the principal business office of the Reporting Person is 305 College Road East, Princeton, New Jersey 08540

Item 2(c)     Citizenship:

              The Reporting Person is a United States citizen.

Item 2(d)     Title of Class of Securities:

              Common Stock, $.001 par value per share ("Common Stock")

Item 2(e)     CUSIP Number:

              92906L 10 5

Item 3        Description of Person Filing:

              Not applicable.


                                Page 3 of 6 Pages

Item 4        Ownership:

              The following information with respect to ownership of Common Stock of the Company by the person filing this Statement is provided as of December 31, 1996, the last day of the year covered by this Statement.

              (a)   Amount beneficially owned:

                    See Row 9 of the cover page.

              (b)   Percent of Class:

                    See Row 11 of the cover page.

              (c)   Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote:

                          See Row 5 of the cover page.

            (ii) Shared power to vote or to direct the vote:

                          See Row 6 of the cover page.

                    (iii) Sole power to dispose or direct the disposition of:

                          See Row 7 of the cover page.

                    (iv)  Shared power to dispose or direct the disposition of:

                          See Row 8 of the cover page.

Item 5        Ownership of Five Percent or Less of a Class:

              If this Statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of
              securities, check the following:                            [ ]


                             Page 4 of 6 Pages

Item 6        Ownership of More than Five Percent on Behalf of Another Person:

              To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

              Not applicable.

Item 8        Identification and Classification of Members:

              Not applicable.

Item 9        Notice of Dissolution of Group:

              Not applicable.

Item 10       Certification:

              Not applicable.


                                Page 5 of 6 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 5, 1997


                                             /s/ J. GERARD AGUILAR
                                             --------------------------------
                                                 J. Gerard Aguilar




                                Page 6 of 6 Pages